<SEC-DOCUMENT>
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<FILENAME>sc13gfdc123115.txt
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*

		              First Data Corporation
                                (Name of Issuer)

		Common Stock
                         (Title of Class of Securities)

                                    32008D106
                                  (CUSIP Number)

                                December 31, 2015
                (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
	[x] Rule 13d-1(b)
	[ ] Rule 13d-1(c)
	[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                PAGE 1 OF 3 PAGES

________________________________________________________________________________
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Winslow Capital Management, LLC     90-0860898
________________________________________________________________________________
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]
________________________________________________________________________________
 3     SEC USE ONLY
________________________________________________________________________________
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       Minnesota
       _________________________________________________________________________
                     5      SOLE VOTING POWER
			6,451,074
      NUMBER OF      ___________________________________________________________
        SHARES       6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY		16,760,600
         EACH        ___________________________________________________________
      REPORTING      7      SOLE DISPOSITIVE POWER
       PERSON
         WITH		6,451,074
                     ___________________________________________________________
                     8      SHARED DISPOSITIVE POWER
			16,760,600
________________________________________________________________________________
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   			26,448,606
________________________________________________________________________________
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
			N/A
________________________________________________________________________________
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
			14.70%
________________________________________________________________________________
12     TYPE OF REPORTING PERSON*
			IA
________________________________________________________________________________

Page 2 of 3 pages

              Item 1(a) Name of Issuer:

			First Data Corporation

              Item 1(b) Address of Issuer's Principal Executive Offices:

			225 Liberty Street, 29th Floor
			New York, NY 10281
			United States

              Item 2(a) Name of Person Filing:

			 Winslow Capital Management, LLC

              Item 2(b) Address of the Principal Office or, if none, Residence:

			4720 IDS Tower
			80 South Eighth Street
			Minneapolis, MN 55402

              Item 2(c) Citizenship:

	 Minnesota

              Item 2(d) Title of Class of Securities:

	Common Stock

              Item 2(e) CUSIP Number:

	29413U103

              Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (e) [X]  An investment advisor in accordance with
                                 section 240.13d-1(b)(1)(ii)(E)


Item 4    Ownership:
            (a) Amount Beneficially Owned:
		26,448,606

            (b) Percent of Class:
		14.70%

            (c)  Number of shares as to which such person has:

             (i)  sole power to vote or direct the vote:
		 6,451,074

             (ii) shared power to vote or direct the vote:
		 16,760,600

             (iii) sole power to dispose or to direct the disposition of:
		 6,451,074

             (iv)  shared power to dispose or to direct the disposition of:
		 16,760,600

  Item 5    Ownership of Five Percent or Less of a Class:
		Not applicable.

  Item 6    Ownership of More than Five Percent on Behalf of Another Person:

            Securities reported on this Schedule 13G are beneficially owned by clients which may include investment companies registered under the Investment Company Act and/or employee benefit plans, pensions, Charitable funds or other institutional and high net worth clients.











Page 3 OF 3 Pages

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
            Not applicable.

  Item 8    Identification and Classification of Members of the Group:
            Not applicable.

  Item 9    Notice of Dissolution of a Group:
            Not applicable.

  Item 10   Certification:
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

                                 Winslow Capital Management, LLC
                                 By:   /S/Laura J. Hawkins

                                 Chief Compliance Officer